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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF FEBRUARY 2003


                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                                CORSO D'ITALIA 41
                                ROME, ITALY 00198
                     (Address of principal executive offices)


          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]


          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]


          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______




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[TELECOM ITALIA LOGO]

PRESS RELEASE


Telecom Italia Board approves 2002 preliminary results


TELECOM ITALIA GROUP

-	PROFITABILITY IMPROVED COMPARED WITH FULL-YEAR 2001

-	EFFICIENCY SAVINGS OF 1.6 BILLION EUROS, EQUAL TO 80% OF THE 2 BILLION
EURO THREE-YEAR TARGET FOR 2002 - 2004

-	DISPOSALS PLAN COMPLETED EARLY: 5.2 BILLION EUROS REALIZED, EXCEEDING
THE TARGET BY 200 MILLION EUROS FOR SEPTEMBER 2003

-	CONSOLIDATED NET DEBT REDUCED FROM 21.9 TO 18.1 BILLION EUROS, BEATING
TARGET FIGURE OF 18.3 BILLION EUROS

-	DEBT COMPOSITION FURTHER IMPROVED: 75% OF TOTAL FALLING DUE BEYOND ONE
YEAR (64% COMPARED WITH FULL YEAR 2001)

-	CORPORATE STRUCTURE STREAMLINED: GROUP COMPANIES DOWN IN NUMBER FROM 714
TO 416

-	REVENUES: 30,404 MILLION EUROS, +3.8% EXCLUDING EXCHANGE RATE
DIFFERENCES AND CHANGES TO THE AREA OF CONSOLIDATION (-1.3% COMPARED WITH FULL-YEAR 2001)

-	GROSS OPERATING RESULT: 13,961 MILLION EUROS, +4.9% EXCLUDING EXCHANGE
RATE DIFFERENCES AND CHANGES TO THE AREA OF CONSOLIDATION (+2.5% COMPARED WITH FULL-YEAR 2001)

-	GROSS OPERATING RESULT/REVENUES RATIO: 45.9% (44.2% IN 2001)

-	OPERATING INCOME: 7,412 MILLION EUROS, +10.4% EXCLUDING EXCHANGE RATE
DIFFERENCES AND CHANGES TO THE AREA OF CONSOLIDATION (+11.1% COMPARED WITH FULL-YEAR 2001)

-	OPERATING INCOME/REVENUES RATIO: 24.4% (21.7% FOR FULL-YEAR 2001)

-	FREE CASH FLOW: 8,597 MILLION EUROS (+2,607 MILLION EUROS COMPARED WITH
2001), EQUAL TO 28.3% OF REVENUES (19.4% FOR FULL-YEAR 2001)

-	FURTHER IMPLEMENTATION OF CORPORATE GOVERNANCE


TELECOM ITALIA S.P.A.

-	REVENUES: 17,055 MILLION EUROS, DOWN (-1.5% COMPARED WITH FULL-YEAR
2001) PRINCIPALLY OWING TO REGULATORY POLICY IMPOSED PRICE CUTS

-	GROSS OPERATING RESULT HOLDS FIRM: 7,547 MILLION EUROS (-0.3% COMPARED
WITH FULL-YEAR 2001)

-	PROFITABILITY IMPROVED: GROSS OPERATING RESULT/REVENUES RATIO 44.3%
(43.7% FOR FULL- YEAR 2001)

-	OPERATING INCOME POSTS GROWTH: 4,078 MILLION EUROS  (+2.4% COMPARED WITH
FULL-YEAR 2001)

-	NET FINANCIAL BORROWINGS: 15,128 MILLION EUROS (-1,785 MILLION EUROS AT
31 DECEMBER 2001)

-	FREE CASH FLOW: 5,293 MILLION EUROS (+909 MILLION EUROS COMPARED WITH
FULL-YEAR 2001)


Milan, February 13, 2003 - At today's meeting the Telecom Italia Board of Directors, chaired by Marco Tronchetti Provera, examined the Group and Parent company preliminary data for 2002, currently under revision by external auditors.


Telecom Italia Group 2002 preliminary results

The 2002 financial year closed with the 2002-2004 Business Plan targets met and in many cases outperformed. Profitability improved significantly, and financial borrowings were reduced more than expected as a result of efficiency gains and attainment of the targets set in the disposals plan.

Highlights from the preliminary results, with comparisons to the figures for year- end 2001, are as follows:

Consolidated revenues were up by 1,107 million euros (+3.8%) to 30,404 million euros, excluding exchange rate differences and changes to the area of consolidation. Stripping out these factors, consolidated revenues fell by 1.3%.

The gross operating result was 13,961 million euros, an improvement of 649 million euros (+4.9%) excluding exchange rate differences and changes to the area of consolidation. Stripping out these factors, the gross operating result grew by 2.5%. The gross operating result/revenues ratio was equal to 45.9%, an improvement on the 44.2% figure registered for full-year 2001.

Operating income, at 7,412 million euros, posted a 696 million euro rise (10.4%), excluding exchange rate differences and changes to the area of consolidation. Stripping out these factors, operating income grew by 11.1%. The operating income/revenues ratio rose to 24.4%, from 21.7% for full-year 2001.

Free cash flow stood at 8,597 million euros, having posted an increase of 2,607 million euros, and amounted to 28.3% of revenues (19.4% for full-year 2001).

Consolidated net debt, equal to 18,116 million euros, was reduced by 3,826 million euros compared with year-end 2001 (21,942 million euros), improving the
18.3 billion euro target for the end of 2002. Taking into account the Buy Back of shares for 287 billion euros and the dividend payment for 4.9 billion euros (3.2 billion euros for 2001 and distribution of reserves for 1.7 billion euros).Debt figures were positively impacted by the disposals plan and efficiency gains. At the same time, the composition of Group debt further improved, with the proportion of debt falling due beyond one year corresponding to 75% of aggregate debt (64% at year-end 2001).

By the end of 2002 80% of cost efficiencies (1.6 billion euros) had been achieved out of the 2 billion euro target set for the three-year period 2002-2004. This was accomplished through strict operating cost control, a selective investment policy, a tight focus on leveraging synergies at Group level, and centralized provisioning.


Telecom Italia S.p.A. preliminary results

Parent company revenues were equal to 17,055 million euros. The 254 million euro reduction (-1.5% compared with year-end 2001) was principally the result of reductions in prices as a consequence of regulatory policy.

The gross operating result was 7,547 million euros, down slightly compared with 2001 (-24 million euros, -0.3%). Profitability, however, posted an improvement, as the gross operating result/revenues ratio rose to 44.3%, from the figure of 43.7% registered for full-year 2001.

Operating income corresponded to 4,078 million euros, after posting a 95 million euro rise compared with the full-year 2001 figures (+2.4%).

Telecom Italia S.p.A. net debt came down by 1,785 million euros compared with the end of 2001 to 15,128 million euros.

***

Significant events - Fourth quarter 2002

- In November 2002 Telecom Italia entered an agreement with Interbanca S.p.A, operating as an agent on behalf of Omniaparteciapzioni S.p.A., regarding the sale to Omniaparteciapzioni of the company's 45% equity stake in IMMSI S.p.A.. Within the framework of the disposals plan launched in late 2001, this deal saw Telecom Italia earn 68.3 million euros and realize pre-tax capital gains equivalent to 50.2 million euros. The planned disposal of Telecom Italia Group non-core activities raised 5.2 billion euros up to the end of 2002, and has already exceeded the 5 billion euro target by September 2003.

- In the final quarter of 2002 Telecom Italia Domestic Wireline completed the transfer of its Servizi Wholesale Internazionali (SWI) going concern to 100% Telecom Italia-owned company TMI Italia. TMI took on the new brand name of Telecom Italia Sparkle. Telecom Italia Sparkle draws upon a worldwide bilateral network including some 360,000 km of undersea cable linking Italy with around 240 carriers in 220 different countries, and over 18,000 km of cross- border network available in Europe alone. In 2002 this infrastructure carried over 10 billion minutes of voice traffic and over 15 Gbit/s of IP bandwidth.

- Broadband Internet Services: acquisition of access to broadband Internet services via satellite on wholesale terms from Netsystem is enabling Telecom Italia Domestic Wireline to extend its offering of broadband services to residential clientele in smaller towns across Italy. This will bridge the digital divide that has hitherto penalized Italy's smaller towns and villages as it extends the competitive advantages of broadband nationwide, and confirms the Unit's role as the main driver of broadband growth in Italy.

- Trials of public Wi-Fi access via Wireless-LAN operating on the 2004 - 2483.5 MHz frequency began in December 2002. Telecom Italia was the first telecommunications company in Italy to roll out Wi-Fi for ADSL technology on private premises in July 2002.

- In October 2002 Shareholders' Meetings of the relevant companies adopted the plan to merge NETSIEL S.p.A, SARITEL S.p.A, SODALIA S.p.A and TELESOFT S.p.A into IT TELECOM S.p.A.

- In October 2002 a thousand points of sale began operating in over 80 towns in Brazil, heralding the launch of commercial GSM service offerings by the three carriers TIM SAO PAULO, TIM CENTRO SUL and TIM RIO NORTE

- In December 2002 official documents were drawn up for the incorporation of BLU S.p.A into TIM S.p.A..

***

As part of its strategy for the implementation of Corporate Governance Regulations, the Telecom Italia Board of Directors has adopted a series of "Procedures for market notification regarding price sensitive information". This document establishes the ways in which such information shall be conveyed to the market, identifying the company units and structures involved in this process, and additionally providing rules for procedures to be observed in the event of rumours or requests for information by bodies responsible for market supervision and administration. The procedures also lay down rules regarding the terms and conditions to be respected when the Company meets with the financial community and the media, in order to ensure a non selective use of company information.

***

Telecom Italia S.p.A. is making use of the exemption described in article 82, clause 2 of CONSOB ruling 11971/99 and subsequent amendments and conditions, and in lieu of publishing a quarterly report for the October-December 2002 period, shall make the draft full-year operating accounts and consolidated financial statements available to the public within 90 days of closure of the financial year.


Telecom Italia
Communication & Media Relations
Corporate Press Office: +39.06.3688.2023 or 2066 www.telecomitalia.it/press

Investor Relations: +39.063.3688.2381 or 3378
www.telecomitalia.it/investor_relations



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[TELECOM ITALIA LOGO]


Appendix

2002 preliminary results: Domestic Wireline operating and economic results register strong improvement. Revenue drop slowed significantly: (-0.9% compared with -1.4% in 2001). Gross operating result (+2.8%) and operating income (+8.6%) both up. Broadband access: 850,000 customers, up by 200,000 in the final quarter. Teleconomy: 5.2 million lines now subscribed.


TELECOM ITALIA DOMESTIC WIRELINE

-	Revenues: 17,022 million euros (-0.9% compared with 2001)

-	Gross operating result: 7,968 million euros (+2.8% compared with 2001)

-	Gross operating result/revenues 46.8% (45.1% in 2001)

-	Operating income: 4,737 million euros (+8.6% compared with 2001)

-	Operating income/revenues 27.8% (25.4% in 2001)


Milan, 13 February 2003 - Domestic Wireline, the fixed-line telephony business unit headed by Telecom Italia CEO Riccardo Ruggiero, registered improved operating and economic results for 2002.


Headline figures for 2002, with comparisons to 2001, are as follows:

-	Revenues corresponded to 17,022 million euros, a reduction of 0.9%
compared with 2001. The minimal drop in revenues was a significant improvement on the figure recorded in 2001 (-1.4% compared with 2000). This important achievement reflects the efficiency of the latest offerings and innovative services launched by the company, allied with the commercial and advertising strategies implemented in support of offer take-up.

-	The gross operating result grew by 2.8% compared with 2001 to reach
7,968 million euros, amounting to 46.8% of revenues (against a figure of 45.1% for the preceding year). A significantly improved gross operating result was achieved by holding revenue levels steady and implementing a strict cost containment policy that, compared with the preceding year, brought costs down by an aggregate of 3.9%. This cost reduction was accomplished through the modernization and re-engineering of operating activity support systems and processes (installation, fault repair, customer care and service), which also led to an improvement to the standards of service obtained by customers.

-	Operating income amounted to 4,737 million euros, after posting an 8.6%
rise compared with 2001. As a proportion of revenues, operating income reached 27.8% in 2002, compared with 25.4% for the preceding year.

-	Take-up of the Teleconomy telephony package continued to grow at an extremely impressive rate. By the end of 2002 more than 5.2 million lines had subscribed. Around 25% of the customer base has proven its loyalty by signing up to one of Domestic Wireline's telephony offers.

-	Broadband service customer growth accelerated in the final quarter of
2002. By the end of 2002 the number of broadband customers stood at 850,000, 118% up on the 390,000 access figure recorded at the end of 2001. Final quarter growth saw the addition of 200,000 new accesses, a number that far outstripped the 132,000 registered during the preceding quarter.

-	The fourth quarter of 2002 was characterized by significant growth in unbundling of the local loop, with 55,000 customers connected to networks belonging to other telecommunications carriers, compared with 31,000 during the preceding quarter. At year-end 2002, the total number of unbundled lines in Italy stood at 131,000, the second highest line total in Europe.


Communication & Media Relations: +39 06.3688.2023 or 2066
Domestic Wireline Press Office
www.telecomitalia.it/press



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Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events, including preliminary results for the full year ended December 31, 2002, which are currently beeing reviewed and audited by Reconta Ernst & Young, Telecom Italia's outside auditors. The ability of the Telecom Italia Group to achieve its forecasted results is dependant on many factors which are outside of management's control. Actual results may differ materially from those forecasted or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-looking statements:

-	the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

-	the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

-	the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

-	the impact of regulatory decisions and changes in the regulatory environment;

-	the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom Italia Group focused on Latin America and on its foreign investments and capital expenditures;

-	the continuing impact of rapid changes in technologies;

-	the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

-	the impact of fluctuations in currency exchange and interest rates;

-	Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

-	the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

-	Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

-	SEAT's ability to successfully implement its internet strategy;

-	the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin America and in Europe;

-	the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

-	the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Accordingly, there can be no assurance that the group will achieve its forecasted results.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      February 13, 2003


                                                   TELECOM ITALIA S.p.A.


                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager